Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

KEYUAN PETROCHEMICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

493722102
(CUSIP Number)

Qingshi Industrial Park

Ningbo Economic & Technological Development Zone

Ningbo, Zhejiang Province

P.R. China 315803

Attn: Chunfeng Tao

Telephone: (86) 574-8623-2955

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

CUSIP Number: 493722102

(1)	Name of Reporting Persons: Delight Reward Limited S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power:
(8) Shared Voting Power: 56,862,866
(9) Sole Dispositive Power:
(10) Shared Dispositive Power: 56,862,866
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,862,866
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 90% (1)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Percentage calculated based on 63,132,726 shares of Common Stock outstanding as reported in Keyuan Petrochemicals, Inc.’s most recently filed Form 10-Q, which was filed on November 17, 2016.

2

CUSIP Number: 493722102

(1)	Name of Reporting Persons: XinKe Petrochemicals Inc. S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: Nevada
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 56,862,866
(8) Shared Voting Power:
(9) Sole Dispositive Power: 56,862,866
(10) Shared Dispositive Power:
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,862,866
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 90% (1)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Percentage calculated based on 63,132,726 shares of Common Stock outstanding as reported in Keyuan Petrochemicals, Inc.’s most recently filed Form 10-Q, which was filed on November 17, 2016.

3

CUSIP Number: 493722102

(1)	Name of Reporting Persons: Apex Smart Limited S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power:
(8) Shared Voting Power: 56,862,866
(9) Sole Dispositive Power:
(10) Shared Dispositive Power: 56,862,866
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,862,866
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 90% (1)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Percentage calculated based on 63,132,726 shares of Common Stock outstanding as reported in Keyuan Petrochemicals, Inc.’s most recently filed Form 10-Q, which was filed on November 17, 2016.

4

CUSIP Number: 493722102

(1)	Name of Reporting Persons: Chunfeng Tao S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: China
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power:
(8) Shared Voting Power: 56,862,866
(9) Sole Dispositive Power:
(10) Shared Dispositive Power: 56,862,866
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,862,866
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 90% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Percentage calculated based on 63,132,726 shares of Common Stock outstanding as reported in Keyuan Petrochemicals, Inc.’s most recently filed Form 10-Q, which was filed on November 17, 2016.

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CUSIP Number: 493722102

(1)	Name of Reporting Persons: Zhang Guo Qiang S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power:
(8) Shared Voting Power: 56,862,866
(9) Sole Dispositive Power:
(10) Shared Dispositive Power: 56,862,866
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,862,866
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 90% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Percentage calculated based on 63,132,726 shares of Common Stock outstanding as reported in Keyuan Petrochemicals, Inc.’s most recently filed Form 10-Q, which was filed on November 17, 2016.

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CUSIP Number: 493722102

(1)	Name of Reporting Persons: Zhu Yingdong S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power:
(8) Shared Voting Power: 56,862,866
(9) Sole Dispositive Power:
(10) Shared Dispositive Power: 56,862,866
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,862,866
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 90% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Percentage calculated based on 63,132,726 shares of Common Stock outstanding as reported in Keyuan Petrochemicals, Inc.’s most recently filed Form 10-Q, which was filed on November 17, 2016.

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CUSIP Number: 493722102

(1)	Name of Reporting Persons: Chen Haiping S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power:
(8) Shared Voting Power: 56,862,866
(9) Sole Dispositive Power:
(10) Shared Dispositive Power: 56,862,866
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,862,866
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 90% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Percentage calculated based on 63,132,726 shares of Common Stock outstanding as reported in Keyuan Petrochemicals, Inc.’s most recently filed Form 10-Q, which was filed on November 17, 2016.

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CUSIP Number: 493722102

(1)	Name of Reporting Persons: Feng Jianfen S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power:
(8) Shared Voting Power: 56,862,866
(9) Sole Dispositive Power:
(10) Shared Dispositive Power: 56,862,866
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,862,866
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 90% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Percentage calculated based on 63,132,726 shares of Common Stock outstanding as reported in Keyuan Petrochemicals, Inc.’s most recently filed Form 10-Q, which was filed on November 17, 2016.

9

CUSIP Number: 493722102

(1)	Name of Reporting Persons: Chen Qiaoyun S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power:
(8) Shared Voting Power: 56,862,866
(9) Sole Dispositive Power:
(10) Shared Dispositive Power: 56,862,866
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,862,866
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 90% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Percentage calculated based on 63,132,726 shares of Common Stock outstanding as reported in Keyuan Petrochemicals, Inc.’s most recently filed Form 10-Q, which was filed on November 17, 2016.

10

CUSIP Number: 493722102

(1)	Name of Reporting Persons: Wu Youshui S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power:
(8) Shared Voting Power: 56,862,866
(9) Sole Dispositive Power:
(10) Shared Dispositive Power: 56,862,866
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,862,866
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 90% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Percentage calculated based on 63,132,726 shares of Common Stock outstanding as reported in Keyuan Petrochemicals, Inc.’s most recently filed Form 10-Q, which was filed on November 17, 2016.

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CUSIP Number: 493722102

(1)	Name of Reporting Persons: Liu Feng S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power:
(8) Shared Voting Power: 56,862,866
(9) Sole Dispositive Power:
(10) Shared Dispositive Power: 56,862,866
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,862,866
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 90% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Percentage calculated based on 63,132,726 shares of Common Stock outstanding as reported in Keyuan Petrochemicals, Inc.’s most recently filed Form 10-Q, which was filed on November 17, 2016.

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CUSIP Number: 493722102

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the common stock, $0.001 par value per share (the "Common Stock"), of Keyuan Petrochemicals, Inc., a Nevada corporation (the “Company”), and is being filed jointly by Delight Reward Limited, XinKe Petrochemicals Inc., Apex Smart Limited, Chunfeng Tao, Zhang Guo Qiang, Zhu Yingdong, Chen Haiping, Feng Jianfen, Chen Qiaoyun, Wu Youshui and Liu Feng (collectively, the “Reporting Persons”). This Amendment amends and supplements the Schedule 13D as previously filed by Delight Reward Limited on July 15, 2010 and Amendment No. 1 as previously filed by Delight Reward Limited, Apex Smart Limited and Chunfeng Tao on August 12, 2016, with the Securities and Exchange Commission (collectively, the “Existing Schedule 13D”) with respect to the items set forth below.

The Company's principal offices are located at Qingshi Industrial Park, Ningbo Economic & Technological Development Zone, Ningbo, Zhejiang Province, P.R. China 315803.

Except as otherwise provided herein, each Item of the Existing Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Existing Schedule 13D.

Item 2. Identity and Background.

(a)	This Amendment is being filed on behalf of (i) Delight Reward Limited, a British Virgin Islands company ("Delight Reward”), (ii) XinKe Petrochemicals Inc., a Nevada corporation (“XinKe”), (iii) Apex Smart Limited, a British Virgin Islands company (“Apex Smart”), (iv) Mr. Chunfeng Tao, (v) Zhang Guo Qiang, (vi) Zhu Yingdong, (vii) Chen Haiping, (viii) Feng Jianfen, (ix) Chen Qiaoyun, (x) Wu Youshui, and (xi) Liu Feng.

Delight Reward is (i) 85.56% owned by Apex Smart, (ii) 11.10% owned by Chance Brilliant Holdings Limited, a British Virgin Islands company (“Chance Brilliant”), and (iii) 3.34% owned by Harvest Point Limited, a British Virgin Islands company (“Harvest Point”).

XinKe is 93.29% owned by Delight Reward and 6.71% owned by seven natural persons collectively. Each individual shareholder owns less than 5% equity of XinKe and is a citizen of China except that one shareholder is a citizen of Hong Kong, P.R. China. The address of XinKe is the same as the Company’s address which is set forth above in Item 1.

Mr. Chunfeng Tao is (i) a director of Delight Reward, (ii) the sole director and shareholder of Apex Smart, (iii) the chairman of the board of directors of the Company, and (iv) the president, chief executive officer, chief financial officer and secretary of XinKe. The residential address of Mr. Tao is Room 902, No. 97, Lane 728, Song Jiang Dong Road, Ningbo City, Zhejiang Province, People’s Republic of China.

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CUSIP Number: 493722102

Mr. Peijun Chen, a citizen of China, is the sole director and sole shareholder of Chance Brilliant Holdings Limited. Mr. Chen is the general manager of Ningbo Tenglong Stainless Steel Limited. The residential address of Mr. Chen is No. 298, Jiang Bing Road, Xiao Gang, Bei Lun District, Ningbo City, Zhejiang Province, China.

Ms. Muxia Duan, a citizen of China, is the sole director and shareholder of Harvest Point. Ms. Duan is the general manager of Beijing Xima Agriculture Trading Limited. The principal business address of Beijing Xima Agriculature Trading Limited is No. 1203 Kaiyou Building, No. 453 Chaoyang Road, Beijing China. The residential address of Ms. Duan is Room 302, No. 2, Yang Peng Shan Cun No. 7, Runzhou District, Zhenjiang City, Jiangsu Province, China.

Mr. Zhang Guo Qiang, a citizen of Hong Kong Special Administration Region (“HKSAR”), holds 2,734,698 shares of common stock of XinKe, par value $0.001 per share (“XinKe Shares”). The residential address of Mr. Zhang is c/o Unit 06 21/F Beautiful Grp T, 77 Connaught Rd, Central, Hong Kong.

Mr. Zhu Yingdong, a citizen of China, holds 87,355 XinKe Shares. The residential address of Mr. Zhu is Room 811, Building 18, Shangwu Dasha, Jiangnan Road No. 586, Ningbo City, Zhejiang Province, China.

Mr. Chen Haiping, a citizen of China, holds 780,808 XinKe Shares. The residential address of Mr. Chen is Room 310, No. 34, Gaotang Road, No. 129, Ningbo City, Zhejiang Province, China.

Mr. Feng Jianfen, a citizen of China, holds 14,000 XinKe Shares. The residential address of Mr. Feng is Zhejiang Sheng Ning Bo Shi Bei Lun Qu Xin Jie Dao Long Shunhuayun 19, Zhuang

Ms. Chen Qiaoyun, a citizen of China, holds 14,500 XinKe Shares. The residential address of Ms. Chen is Room 102, Building 32, Taihe Shenjing, Ningbo City, Zhejiang Province, China.

Mr. Wu Youshui, a citizen of China, holds 134,096 XinKe Shares. The residential address of Mr. Wu is Room 801, Zhongning Dasha, Lingqiao Road No. 255, Ningbo City, China.

Mr. Liu Feng, a citizen of China, holds 46,408 XinKe Shares. The residential address of Mr. Liu is Room 302, Building 1, Zhengfu Road No.1, Ningbo City, China.

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CUSIP Number: 493722102

The members of the board of directors of Delight Reward consist of the following:

-	Mr. Chunfeng Tao, a citizen of China. The residential address of Mr. Tao is set forth above. Mr. Tao is the chairman of the board of directors of the Company.

-	Mr. Jicun Wang, a citizen of China, who is the general manager of Ningbo Pacific Ocean Shipping Co., Ltd. The principal business address of Ningbo Pacific Ocean Shipping Co., Ltd. is Room 902 Bohui Building, No. 263 Tongtu Road, Jiangdong District, Ningbo City, Zhejiang Province, China. The residential address of Mr. Wang is Room 301, No. 25, Lane 188, Da Xi Men Road, Zhen Hai District, Ningbo City, Zhejiang Province, China.

-	Mr. Peijun Chen, a citizen of China, who is the general manager of Ningbo Tenglong Stainless Steel Limited. The principal business address of Ningbo Tenglong Stainless Steel Limited is No. 52, Dukou Road, Economy Development Zone, Beilun District, Ningbo City, Zhejiang Province, China. The residential address of Mr. Chen is No. 298, Jiang Bing Road, Xiao Gang, Bei Lun District, Ningbo City, Zhejiang Province, China.

-	Ms. Yushui Huang, a citizen of China, who is a teacher of Ningbo University and a former vice president of administration of the Company. The principal business address of Ningbo University is No. 818 Fenhua Road, Ningbo City, Zhejiang Province, China. The residential address of Ms. Huang is Room 201, Building No. 3, Zhangjia Lane, Zhoushan City, Zhejiang Province, China.

-	Mr. Zhijian Huang, a citizen of China, who is a manager of Ningbo Henyun Trading Company. The principal business address of Ningbo Henyun Trading Company is No. 1299 Juxian Road, Jiangdong District, Ningbo City, Zhejiang Province, China. The residential address of Mr. Huang is Room 301, No. 2, Dong Gang Xin Cun, Huan Nan Street, Ding Hai Qu, Zhou Shan City, Zhejiang Province, China.

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CUSIP Number: 493722102

(b)	The principal business address of Delight Reward and Apex Smart is Unit 06, 21/F Beautiful Group Tower, 77 Connaught Road Central, Hong Kong. The principal business address of XinKe is the same as the address of the Company which is set forth in Item 1. The residential address of each of Zhang Guo Qiang, Zhu Yingdong, Chen Haiping, Feng Jianfen, Chen Qiaoyun, Wu Youshui and Liu Feng is set forth in Item 2(a).

(c)	The principal business of Delight Reward is to act as an investment holding company. The principal business of XinKe is the manufacture and sale of petrochemical products and rubber, but it has not yet commenced operations. The principal business of Apex Smart is to act as an investment holding company. Mr. Chunfeng Tao is the chairman of the Company’s board of directors. None of Zhang Guo Qiang, Zhu Yingdong, Chen Haiping, Feng Jianfen, Chen Qiaoyun, Wu Youshui and Liu Feng is an affiliate to the Company.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Delight Reward Limited is a company incorporated in British Virgin Islands. XinKe is a corporation incorporated in Nevada. Apex Smart is a company incorporated in British Virgin Islands. Chunfeng Tao, Zhu Yingdong, Chen Haiping, Feng Jianfen, Chen Qiaoyun, Wu Youshui and Liu Feng are Chinese citizens. Zhang Guo Qiang is a HKSAR citizen.

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CUSIP Number: 493722102

Item 3. Source and Amount of Funds or Other Consideration.

On December -19, 2016, pursuant to a contribution agreement between Delight Reward and XinKe, Delight Reward purchased 53,051,001 XinKe Shares in exchange of 53,051,001 shares of Common Stock of the Company in a private placement in reliance upon the exemption from securities registration afforded by Regulation D as promulgated under and/or Rule 4(a)(2) of the Securities Act of 1933, as amended. On or about the same day, seven shareholders of the Company respectively purchased an aggregate of 3,811,865 XinKe Shares in exchange for an aggregate of 3,811,865 shares of Common Stock of the Company. As a result of such purchases, XinKe became a shareholder of the Company holding approximately 90% of issued and outstanding shares of Common Stock of the Company, and each other Reporting Person became a beneficial owner of 56,862,866 shares of the Common Stock of the Company through its shared ownership of XinKe.

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CUSIP Number: 493722102

Item 4. Purpose of Transaction

Delight Reward, XinKe and Apex Smart beneficially or directly hold the shares of Common Stock for investment purposes. The common shares that Mr. Tao may be deemed to beneficially own are held for investment purposes, but as the chairman of the board of directors of the Company, Mr. Tao may have influence over the corporate activities of the Company, including activities which would relate to, or result in an of the actions enumerated in the instructions for the completion of Item 4 of this Amendment. Any future decision of Mr. Tao to take any such actions with respect to the Company or its securities will take into account various factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

The Reporting Persons are contemplating a “go private” transaction to improve the Company’s valuation and ability to locate more suitable forms of financing and reduce its costs. As a result of the purchases described in Item 3 hereof, XinKe became a 90% shareholder of the Company, which makes a merge of Company into XinKe pursuant to Section 92A.180 of Nevada Revised Statute possible and feasible. For such purpose, the Reporting Persons may be deemed to have acted as a group in the purchases described in Item 3 hereof.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate percentage of common shares beneficially or directly owned by the Reporting Persons is based upon 63,132,726 shares of Common Stock issued and outstanding as reported in the Company’s most recently filed Form 10-Q. The Reporting Persons own or may be deemed to beneficially own 56,862,866 shares of Common Stock, representing approximately 90% common shares of the Company. As a result, the Reporting Persons control or may be deemed control majority voting power over the Company.

(b)	Each of Delight Reward, Apex Smart and Chunfeng Tao has the controlling, but shared, power to vote or to direct the vote and controlling, but shared, power to dispose or direct the disposition of 56,862,866 shares of Common Stock. Zhang Guo Qiang, Zhu Yingdong, Chen Haiping, Feng Jianfen, Chen Qiaoyun, Wu Youshui and Liu Feng are minority shareholders in XinKe and therefore do not have a controlling interest in the Common Stock. XinKe has sole power to vote or to director the vote and the sole power to dispose or direct the disposition of 56,862,866 shares of Common Stock.

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CUSIP Number: 493722102

(c)	Other than purchases described in Item 3 hereof, no transactions in the class of securities reported was effected during the past 60 days or since the most recent filing of the Existing Schedule 13D. Since the most recent filing of the Existing Schedule 13D, the ownership of Delight Reward, Apex Smart and Chunfeng Tao has changed.

(d)	Mr. Peijun Chen, as the sole owner and director of Chance Brilliant and Ms. Muxia Duan, as the sole owner and director of Harvest Point (each of Chance Brilliant and Harvest Point being shareholders of Delight Reward), are believed to have the right to receive the dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Delight Reward. It could be argued that Peijun Chen, as one of the directors of Delight Reward, and the other directors of Delight Reward, has the power to direct the receipt of dividends from, or the proceeds from the sales of shares of Common Stock beneficially owned by Delight Reward.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Amendment.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Amendment and any amendments hereto. A copy of such agreement is attached as Exhibit 7.1 and is incorporated by reference herein.

Delight Reward and XinKe are a parties to a contribution agreement described herein. A copy of the contribution agreement is attached as Exhibit 7.2 hereto and is incorporated by reference herein. The purchase pursuant to the contribution agreement is described in Item 3 herein.

XinKe is a party to a purchase agreement with each of seven of the individual Reporting Persons, pursuant to which, these Reporting Persons purchased an aggregate of 3,811,865 XinKe Shares in exchange for an aggregate of 3,811,865 shares of Common Stock of the Company. A copy of each such purchase agreement is attached as Exhibit 7.3 to Exhibit 7.9.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

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CUSIP Number: 493722102

Item 7. Material to Be Filed as Exhibits.

Exhibit 7.1*	Joint Filing Agreement, dated December 19, 2016.

Exhibit 7.2*	Contribution Agreement, dated December 19, 2016

Exhibit 7.3*	Purchase Agreement between XinKe and Zhang Guo Qiang, dated December 19, 2016

Exhibit 7.4*	Purchase Agreement between XinKe and Zhu Yingdong, dated December 19, 2016

Exhibit 7.5*	Purchase Agreement between XinKe and Chen Haiping, dated December 19, 2016

Exhibit 7.6*	Purchase Agreement between XinKe and Feng Jianfen, dated December 19, 2016

Exhibit 7.7*	Purchase Agreement between XinKe and Chen Qiaoyun, dated December 19, 2016

Exhibit 7.8*	Purchase Agreement between XinKe and Wu Youshui, dated December 19, 2016

Exhibit 7.9*	Purchase Agreement between XinKe and Liu Feng, dated December 19, 2016

* filed herewith

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CUSIP Number: 493722102

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2016

Delight Reward Limited*

By:	/s/ Chunfeng Tao
Name:	Chunfeng Tao
Title:	Director

XinKe Petrochemicals Inc.*

By:	/s/ Chunfeng Tao
Name:	Chunfeng Tao
Title:	President, CEO, CFO & Secretary

Apex Smart Limited*

By:	/s/ Chunfeng Tao
Name:	Chunfeng Tao
Title:	Director

/s/ Chunfeng Tao
Chunfeng Tao*

/s/ Zhang Guo Qiang
Zhang Guo Qiang*

/s/ Zhu Yingdong
Zhu Yingdong*

/s/ Chen Haiping
Chen Haiping*

/s/ Feng Jianfen
Feng Jianfen*

/s/ Chen Qiaoyun
Chen Qiaoyun*

/s/ Wu Youshui
WuYoushui*

/s/ Liu Feng
Liu Feng*

* The Reporting Persons disclaim beneficial ownership of the Common Stock except to the extent of their pecuniary interest therein.

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